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RECEIVED
2004 JUL -7 P 4: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

04035352

July 7, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Sumitomo Corporation/File No. 82-34680
Submission of Information Required under Rule 12g3-2(b) of the
Securities Exchange Act of 1934, as amended.

SUPPL

Ladies and Gentlemen:

On behalf of Sumitomo Corporation, a joint stock company organized under the laws of Japan (the "Company"), we submit herewith the following information pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

dlw 7/8

a) Amendment to Extraordinary Report dated July 7, 2004 [in Japanese].

   Amendment to Extraordinary Report filed with the Director of Kanto Local Finance Bureau pursuant to Article 24-5 of the Securities and Exchange Law in connection with the international placement of the Company's common stock.

b) Amendment to Securities Registration Statement dated July 7, 2004 [in Japanese].

   Amendment to Securities Registration Statement filed with the Director of Kanto Local Finance Bureau pursuant to Article 7 of the Securities and Exchange Law.

c) Second Amendment to Prospectus dated June 2004 [in Japanese].

   Amendment to Prospectus distributed in Japan to prospective purchasers pursuant to Article 13 of the Securities and Exchange law.

d) Enclosed herewith please find a copy of the press release dated July 7, 2004 announcing the determination of the offering price of new shares of common stock of the Company [English Translation].

This letter shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned at +81-3-3597-8101. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

Miki Kondo

Miki Kondo

Enclosure

cc. Tomoyasu Minohara
Sumitomo Corporation
Lisa Yano
Paul, Weiss, Rifkind, Wharton & Garrison LLP

[TRANSLATION]

July 7, 2004

Company:	Sumitomo Corporation
Representative:	Motoyuki Oka President and CEO
TSE Code number:	8053
Contact:	Mitsuru Iba General Manager of IR Dept.
Telephone:	(03) 5166-5000

Notice Concerning the Determination of Offering Price

Sumitomo Corporation (referred to as "the Company" hereinafter) determined the offering price in connection with the offer for sale of new shares (referred to as the "Offering" hereinafter) approved at the meeting of the board of directors held on June 23, 2004 as follows:

(1)	Number of Shares to be Issued	Common Stock 140,000,000 Shares (Japanese Offering) 98,000,000 Shares (International Offering) 42,000,000 Shares
(2)	Offering Price	742 Japanese Yen per Share
(3)	Total Offering Price	103,880,000,000 Japanese Yen
(4)	Issue Price	711.68 Japanese Yen per Share
(5)	Total Issue Price	99,635,200,000 Japanese Yen
(6)	Portion of Issue Price not to be Accounted to Stated Capital	355.68 Japanese Yen per Share
(7)	Subscription Period (Japanese Offering)	Thursday, July 8, 2004- Monday, July 12, 2004
(8)	Payment Date	Thursday, July 15, 2004
(9)	Share Certificate Delivery Date	Friday, July 16, 2004

(Note): The Underwriters shall purchase shares of the Company's common stock at the issue price and offer them at the offering price.

<Reference>

1. Determination of the Offering Price

(1)	Determination Date and Closing Price on Such Date	Wednesday, July 7, 2004 758 Japanese Yen
(2)	Discount Rate	2.11%

2. Use of Proceeds

The Company and its subsidiaries (referred to as the "Group" hereinafter) aims to expand its earnings base by increasing risk-adjusted assets through investments in businesses that the Group believes will be highly profitable or has growth potential. The entire net proceeds of approximately ¥98,735.20 million to be received from the Offering, consisting of approximately ¥ 69,144.64 million from the Japanese Offering and approximately ¥ 29,590.56 million from the International Offering, will be applied to fund such investment activities. Specifically, the net proceeds will be applied to fund acquisition of interests in mineral resources and energy related projects, expansion of information business, including movie and media businesses, acquisitions in the transportation and construction equipment sector and the expansion of automobile financing business.